SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 20, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-            )

Enclosure:  Swedish Match launches EUR 300 mln Eurobond issue

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: June 20, 2006	By: /s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Stockholmsbörsen: SWMA

PRESS RELEASE

20 June, 2006

Swedish Match launches EUR 300 mln Eurobond issue

The 7-year EUR 300 million bond of Swedish Match AB (publ), rated Baa1 (stable) from Moody’s and A- (stable) from Standard & Poor’s, is now priced and launched under the Company’s EMTN (Euro Medium Term Note) program. Due 28 June 2013, the bond pays a fixed coupon of 4.625% and has a reoffer price of 99.894 to give a spread of 60 basis points over the 7-year mid-swap.

Joint Bookrunners for this transaction were ABN AMRO NV and SEB Merchant Banking.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,295MSEK for the twelve month period ending March 31, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com